U. S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                   FORM N-8F/A

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES



I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above).

            [ ] MERGER

            [X] LIQUIDATION

            [ ] ABANDONMENT OF REGISTRATION
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

            [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
                (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Valiant Fund (Registrant)

               Valiant General Money Market Portfolio
               Valiant U.S Treasury Income Portfolio
               Valiant U.S. Treasury Money Market Portfolio
               Valiant Tax-Exempt Money Market Portfolio
               (collectively, the "Portfolios")

3.   Securities and Exchange Commission File No.:811-7582

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

             [  ]       Initial Application       [X]        Amendment 1

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  c/o The Bank of New York
                  101 Barclay Street
                  New York, New York 10286
                  Telephone: 1-800-828-2176

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Lisa R. Grosswirth
                  The Bank of New York
                  101 Barclay Street
                  New York, New York 10286
                  (212) 298-1644

                  Timothy W. Diggins, Esq.
                  Ropes & Gray
                  One International Place
                  Boston, Massachusetts 02110
                  (617) 951-7389

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  REGISTRANT
                  The Valiant Fund
                  c/o The Bank of New York
                  101 Barclay Street
                  New York, NY  10286
                  Contact: Lisa R. Grosswirth
                  Telephone: (212) 298-1644

                  TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
                  Unified Fund Services, Inc.
                  431 N. Pennsylvania Street
                  Indianapolis, IN 46204
                  Contact:
                  Telephone: 317-917-7000

                  INVESTMENT ADVISER
                  Integrity Management and Research, Inc.
                  221 Pensacola Road
                  Venice, Florida 34285
                  Contact:  Richard F. Curcio
                  Telephone:  (800) 242-9340

                  SUB-ADVISER
                  Reich & Tang Asset Management LLC
                  600 Fifth Avenue, 8th Floor
                  New York, NY 10020
                  Contact:  Robert Rickard
                  Telephone:  (212) 830-5252

                  CUSTODIAN, ADMINISTRATOR AND FUND ACCOUNTANT
                  The Bank of New York
                  101 Barclay Street
                  New York, NY  10286
                  Contact: Lisa R. Grosswirth
                  Telephone: (212) 298-1644

                  DISTRIBUTOR
                  Integrity Investments, Inc.
                  221 Pensacola Road
                  Venice, Florida 34285
                  Contact:  Richard F. Curcio
                  Telephone:  (800) 242-9340

                  COUNSEL AND INDEPENDENT TRUSTEE COUNSEL
                  Ropes & Gray
                  One International Place
                  Boston, Massachusetts 02110
                  Contact:  Timothy W. Diggins, Esq.
                  Telephone:  (617) 951-7389

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

            [X] Management company;

            [ ] Unit investment trust; or

            [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                       [X] Open-end            [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                       Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  INVESTMENT ADVISER
                  Integrity Management and Research, Inc.
                  221 Pensacola Road
                  Venice, Florida 34285

                  SUB-ADVISER
                  Reich & Tang Asset Management LLC
                  600 Fifth Avenue, 8th Floor
                  New York, NY 10020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Integrity Investments, Inc.
                  221 Pensacola Road
                  Venice, Florida 34285

13.  If the fund is a unit investment trust ("UIT") provide:      Not applicable

            (a) Depositor's name(s) and address(es):

            (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                       [  ]       Yes                [X]        No

            If Yes, for each UIT state:

                       Name(s):

                       File No.:  811-_______

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                       [X] Yes [ ] No

     If Yes, state the date on which the board vote took place:

            March 29, 2007

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                       [  ]       Yes                    [X]        No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     The Trustees of the Registrant are authorized to liquidate the Trust without shareholder approval pursuant to Section 8.5 of the Registrant's Declaration of Trust.

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                       [X] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

                       June 29, 2007

     (b) Were the distributions made on the basis of net assets?

                       [X] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

                       [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholder made in kind?

                     [ ] Yes [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Not applicable Has the fund issued senior securities?

                       [  ] Yes [ ] No

            If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                       [X] Yes [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                       [  ]       Yes          [X]        No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.        ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                       [  ]       Yes               [X]        No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)       Why has the fund retained the remaining assets?

     (c)       will the remaining assets be invested in securities?

                [  ]       Yes                  [  ]       No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                       [  ]       Yes            [X]        No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

     All of the assets and the liabilities of the Portfolios were picked up by The Dreyfus Corporation, accordingly, the Adviser did not incur any expenses whatsoever.

     (i) Legal expenses:                                            None

     (ii) Accounting expenses:                                    $512,851.20

     (iii) Other expenses (list and identify separately):           None

     (iv) Total expenses (sum of lines (i)-(iii) above):           $512,851.20

     (b) How were those expenses allocated?

     Pursuant to Board approval, all of the shares of each Portfolio of the Valiant Fund were redeemed by its shareholders. The expenses were borne by The Dreyfus Corporation, whose Money Market Funds became an investment option for former shareholders of The Valiant Fund.

     (c) Who paid those expenses?

     See response to Item 22(b) above.

     (d) How did the fund pay for unamortized expenses (if any)?
                                                                  Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                       [  ]       Yes           [X]        No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

                       [  ]       Yes            [X]        No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                       [  ]       Yes          [X]        No

     If Yes, describe the nature and extent of those activities:


VI. MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


            The undersigned states that (i) he has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Valiant Fund, (ii) he is the President of The Valiant Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of his knowledge, information and belief.


                                               (Signature)


                                              /s/ Richard F. Curcio
                                              ---------------------
                                              Richard F. Curcio
                                              President of The Valiant Fund